SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dell Technologies Inc.
(Name of Issuer)

Class C Common Stock, $0.01 par value per share
(Title of Class of Securities)

24703L202
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       Rule 13d-1(b)
/X/  Rule 13d-1(c)
       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

ITEM 1

(a) Name of Issuer:

Dell Technologies Inc.

(b) Address of Issuer’s Principal Executive Offices:

One Dell Way, Round Rock, Texas  78682

ITEM 2

(a) Name of Person Filing:

       The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings LP ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn (collectively, the "Reporting Persons").

        Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of Icahn Master. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton.

(b) Address of Principal Business Office:

The address of the principal business office of (i) High River, Hopper, Barberry, Icahn Master, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (ii) Mr. Icahn is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

(c) Citizenship:

Each of High River, Icahn Master, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital and Icahn Enterprises Holdings is a Delaware limited partnership. Each of Hopper and IPH is a Delaware limited liability company. Each of Barberry, Icahn Enterprises GP and Beckton is a Delaware corporation. Carl C. Icahn is a citizen of the United States of America.

(d) Title of Class of Securities:

Class C Common Stock, $0.01 par value per share (“Shares”)

(e) CUSIP Number:

24703L202

ITEM 3               If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4                Ownership

(a)  Amount Beneficially Owned:

The Reporting Persons do not beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”)) any Shares.

(b) Percent of Class

The Reporting Persons do not beneficially own any Shares.

(c) Number of Shares as to which each Reporting Person has (i) Sole power to vote or to direct the vote, (ii) Shared power to vote or to direct the vote, (iii) Sole power to dispose or to direct the disposition of, (iv) Shared power to dispose or to direct the disposition of:

The Reporting Persons do not beneficially own any Shares.

ITEM 5                Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6                Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

ITEM 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

NOT APPLICABLE

ITEM 8                Identification and Classification of Members of the Group

NOT APPLICABLE

ITEM 9                Notice of Dissolution of Group

NOT APPLICABLE

ITEM 10              Certification

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated: February 13, 2020

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN PARTNERS LP

ICAHN ONSHORE LP

BECKTON CORP.

HOPPER INVESTMENTS LLC

BARBERRY CORP.

HIGH RIVER LIMITED PARTNERSHIP

By:    Hopper Investments LLC, general partner

By:    Barberry Corp., sole member

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP

By:    IPH GP LLC, its general partner

By:    Icahn Enterprises Holdings L.P., its sole member

By:    Icahn Enterprises G.P. Inc., its general partner

IPH GP LLC

By:    Icahn Enterprises Holdings L.P., its sole member

By:    Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES HOLDINGS L.P.

By:    Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page to Schedule 13G, Amendment No. 1 – Dell Technologies Inc.]